November 16, 2005

VIA EDGAR

Mr. David Burton
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Tel (202) 551-3626
Fax 202) 772-9218

Re: Trestle Holdings, Inc
Form 10-KSB for year ended December 31, 2004
Filed March 30, 2005
Form 10-QSB as of June 30, 2005
File No. 0-23000

Dear Mr. Burton:

This letter is in response to our telephone conversation held on November 15, 2005. As we stated in our letter to you dated November 4, 2005, Trestle Holdings, Inc. planned to engaged Certified Public Accounts to audit the financial statements of InterScope Technologies. The Auditors began work on November 15, 2005 and immediately determined that the accounting related to certain intangible assets was not done in accordance with GAAP. Please see the discussion below. Consequently, if the intangible assets were accounted for properly and not amortized and written off for impairment then the acquisition of InterScope is not a significant acquisition in accordance with Regulation S-B, Item 310 (c) Financial Statements of Businesses Acquired or to be Acquired. Our calculation of materiality showing the effect of the proper GAAP accounting treatment follows:

	P&L before GAAP	P&L after GAAP Adjustment
Trestle Loss	$(5,065,000)	$(5,065,000)
InterScope Loss
Other	(864,525)	(864,525)
Intangible Amortization	(356,061)
Intangible Impairment	(534,091)
InterScope Total Loss	(1,754,677)	(864, 525)

Combined Total	$(6,819,677)	$(5,929,525)

Percentage	25.72%	14.58%

During our conversation you requested that we answer the following three questions:

1. How and when did the intangible assets (purchased technology) appear on the books?
2. Why did former management deem it proper to amortize and impair the intangibles?
3. Why did we determine that this is not in accordance with GAAP?

We are pleased to provide you with the following answers:

1. The following methodology was used to establish the balance in Purchase Technology for InterScope Technology, Inc. at June 30, 2003 and eventually write-off the balance at December 31, 2004.

On May 28, 2003, Cape Andover Capital Partners (CACP), the primary secured creditor of the assets of InterScope Technologies, Inc., gave notice to InterScope that the company was in default of its obligations to CACP with regard to the June 2002 note payment which was due on April 30, 2003.  Hence, a new entity, ISCOPE Acquisition Corporation was created on June 3, 2003. This entity then purchased the assets of InterScope, including the name “InterScope Technologies”.  Also at that time, the senior and junior secured debt of Interscope was carried over to ISCOPE as debt and common stock.  As ISCOPE was a closely held private company, management did not retain a third party to perform a valuation of the intangible assets; as such the difference between the assets and the debt/equity was recorded as purchased technology on ISOPE’s general ledger.   ISCOPE then began amortizing this intangible asset balance of $1,068,184 on a straight-line basis beginning July 2003 and continued to record amortization expense through December 31, 2004.   InterScope was then renamed SCOPE DL and dissolved in Delaware on July 14, 2003.  The law firm of McGuire Woods handled all legal work regarding the notice of default to the shareholders and dissolution of InterScope Technologies, Inc., and the creation of ISCOPE Acquisition Corporation.

2. From the inception of ISCOPE, the company continued to be funded by the two principals of CACP, Tony Taddey and Sam Corliss.  Over the course of the next 18 months, the Company raised approximately $800,000 to finance its ongoing operations while continuing to search for a suitable liquidating event.  During late 2004, it became questionable whether the company would be able to secure additional funding from its primary sources and, as such, at December 31, 2004, the controller decided that the most conservative accounting treatment pertaining to the balance in purchased technology was to write-off the remaining balance.

3. During the preliminary review of the December 31, 2004 balance sheet and the related statement of operations, shareholders equity and cash flows for the year then ended, the auditors determined that the previously discussed accounting treatment related to the decision to write-off the remaining balance of purchased technology was not in accordance with GAAP.  To correct this mistake the appropriate accounting treatment would be to reverse the entries that were booked to amortize and to write-off the intangible asset balance during the year ended December 31, 2004.  These adjustments would result in an adjusted net loss for the year ended December 31, 2004 of $864,525 versus the previously recorded loss of $1,754,678.

The following summarizes the rationale for reversing the original entries of amortizes and writing off the intangible assets.

As discussed, originally the residual balance of identifiable assets, net of identifiable liabilities and common stock on the date of InterScope's 2003 reorganization was $1,068,184. We believe that the intangible asset has an indefinite life (similar to goodwill) and is not allocated to specific intangible asset categories because the value of the intangible is related primarily to intellectual property. Accordingly, the treatment of this asset is governed by FAS 142 - Goodwill and Other Intangible Assets and FAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets. Under this treatment, it is inappropriate to amortize an intangible asset that is related to intellectual property.

However, the intangible asset may be impaired if there is no future benefit of the intangible. On December 4, 2004 InterScope and Trestle entered into an LOI to purchase InterScope’s assets for one million dollars in stock and approximately two hundred thousand dollars in cash. At that time InterScope had $267,000 in assets on its books excluding the intangibles. Trestle’s primary motivation in buying the company’s assets was InterScope’s intellectual property. Therefore, it is not reasonable for InterScope’s management to believe that the intangibles had no value at the time when there was an agreement to purchase the assets for $1.2 million.

Hopefully, this provides you with sufficient information to address this matter. I have support obtained from the 2006 GAAP Guide for your reference if you would like me to email it to you or fax it.

Should you have any questions or further comments please contact either me or Eric Stoppenhagen, our Vice President of Finance, at 949-673-1907.

Sincerely,

TRESTLE HOLDINGS, INC.

By: _/s/ BARRY HALL___________
Barry Hall
President & Chief Financial Officer